SECURITIES AND EXCHANGE COMMISSION
		          Washington, D.C. 20549


			          Form 6-K


      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
         OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of May 8, 2002
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant s name into English)


     Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                   Durango, Durango, Mexico
-------------------------------------------------------------------
             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.



	         CORPORACION DURANGO, S.A. DE C.V.
                      AND SUBSIDIARIES
     (formerly Grupo Industrial Durango, S.A. de C.V. and
                       subsidiaries)

              CONSOLIDATED FINANCIAL STATEMENTS

              DECEMBER 31, 1999, 2000 AND 2001




INDEX


Table of Contents							Page
Report of Independent accountants					1 and 2

Financial Statements:

Balance Sheets								3

Statements of Income							4

Statements of changes in shareholders  equity				5

Statements of changes in financial position				6

Notes to the Financial Statements					7 to 40



REPORT OF INDEPENDENT ACCOUNTANTS


Mexico, D. F., April 15, 2002,


To the Board of Directors and Shareholders of Corporacion Durango, S.A. de C.V.:


We have audited the accompanying consolidated balance sheets of Corporacion Durango, S.A. de C.V. and subsidiaries
(formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries), as of December 31, 2000 and 2001 and the related combined and consolidated statements of income, of changes in shareholders equity and of changes in financial position for each of the three years then ended which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 1 to the financial statements, at the General Extraordinary Shareholders Meeting held on October 8, 2001, the shareholders approved the merger of Corporacion Durango, S.A. de C.V. (CODUSA) into its subsidiary Grupo Industrial Durango, S.A. de C.V. (GIDUSA). Although the merger was effective for financial purposes on October 8, 2001, for legal purposes, the merger was effective February 7, 2002. The merger was effected through the exchange of shares in CODUSA for shares in GIDUSA, whose name was changed on the same date to Corporacion Durango, S.A. de C.V. As a result of this merger, the consolidated financial statements as of December 31, 2000 and the combined and consolidated financial statements for the years ended December 31, 1999 and 2000 of Corporacion Durango, S.A. de C.V. and subsidiaries (merged company), are presented for comparative purposes only, due to the comparability of the financial situation of the Company on that date with the consolidated financial statements presented as of and for the year ended December 31, 2001.

In our opinion, the combined and consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporacion Durango, S.A. de C.V. and subsidiaries (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries), as of December 31, 2000 and 2001 and the combined and consolidated results of their operations, the changes in their shareholders equity and the changes in their financial position for the three years then ended, in conformity with accounting principles generally accepted in Mexico.


PricewaterhouseCoopers

Rafael Maya Urosa
Public Accountant



               CORPORACI0N DURANGO, S. A. DE C. V. AND SUBSIDIARIES
         (formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

                            CONSOLIDATED BALANCE SHEETS
                          AS OF DECEMBER 31, 2000 AND 2001
                                 (Notes 1, 2, 3 and 4)

Thousands of constant Mexican Pesos restated as of December 31, 2001


                                                   December 31,
	                                          2000          2001

ASSETS
CURRENT ASSETS:
Cash and temporary investments          	$746,137      $469,444
Accounts receivable, net (Note 6)          	2,073,012     2,074,813
Taxes recoverable                             	41,458        28,045
Inventories,net (Note 7)                       	2,263,810     1,350,338
Prepaids                                      	12,436        24,620

Total current assets                       	5,136,853     3,947,260

PROPERTY, PLANT AND EQUIPMENT, net (Note 8)	16,240,941    15,247,932

OTHER ASSETS (Note 9)				511,201	      499,352

Total assets                            	$21,888,995   $19,694,544

                                       		     December 31,
				                2000           2001

LIABILITIES
CURRENT LIABILITIES:
Bank loans (Note 10)                     	$542,415       $461,752
Interest payable                       		360,516        285,433
Current portion of long-term debt (Note 10)   	243,060        100,074
Trade accounts payable               		1,547,178      1,113,011
Notes payable                           	27,207         34,630
Accrued liabilities and other payables   	601,020        429,671
Employee profit sharing                  	7,561          8,534

Total current liabilities            		3,328,957      2,433,105

LONG TERM LIABILITIES:
Long-term debt (Note 10)             		7,090,510      6,807,619
Notes payable                           	45,181         80,420
Derivative instruments (Note 11b)       	66,268         68,266
Deferred tax  (Note 15)              		3,091,386      2,842,691
Other liabilities                       	61,558         14,086
Pension plans and seniority premiums   		227,792        221,232
Contingencies and commitments  (Note 13)

Total long-term liabilities         		10,582,695     10,034,314

Total liabilities                   		13,911,652     12,467,419

Negative goodwill (Note 4)             		424,979

STOCKCHOLDERS EQUITY

CONTRIBUTED CAPITAL
Capital stock
Nominal                              		1,901,816       1,412,214
Restatement                            		294,687         3,008,284
                                                2,196,503   	4,420,498
Additional paid-in capital            		(46,439)        1,203,185
Retained earnings (Note 14)          		4,462,910       8,977,774
Deficit from restatement               		(33,931)       (4,597,445)
Deferred tax                          		(465,906)      (2,803,058)
Cumulative translation adjustment of    	15,883         (13,426)

Total majority interest              		6,129,020       7,187,528
Total minority interest              		1,423,344       39,597

Total shareholders equity           		7,552,364       7,227,125

Total liabilities and shareholders		$21,888,995    $19,694,544






The accompanying notes are an integral part of these financial statements.




                                    CORPORACION DURANGO, S. A. DE C. V. AND SUBSIDIARIES
                           (formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

                                     COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
                                  FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                                                   (Notes 1, 2, 3 and 4)

                          Thousands of constant Mexican Pesos restated as of December 31, 2001


                                                1999        		2000        		2001

Net sales                               	$8,339,210		$11,774,867		$9,631,616
Costs of sales                             	6,283,212   		9,667,479   		7,976,734

Gross profit                               	2,055,998   		2,107,388   		1,654,882


Selling, general and administrative expenses   	656,613     		741,277     		671,935

Operating income                           	1,399,385   		1,366,111     		982,947

Other expense, net                           	(84,107)     		(17,087)     		(36,395)

Financing cost (income)
Interest expense                             	935,419   		1,018,897   		1,005,057
Interest income                             	(110,558)    		(114,882)     		(62,090)
Foreign exchange (gain) loss, net           	(314,488)      		96,148    		(296,473)
Gain from monetary position                 	(758,769)    		(566,054)    		(291,651)

                                            	(248,396)     		434,109     		354,843

Amortization of negative goodwill (Note 4)    	84,997   		1,327,601     		424,979

Income before provisions for income and asset
taxes, employee profit sharing, tax loss
carryforwards,special items and minority
interests       				1,648,671   		2,242,516   		1,016,688

Current income and asset taxes (Note 15)    	(173,592)    		(271,668)    		(218,960)
Employee profit sharing                       	(6,058)      		(7,187)      		(4,466)
Deferred income tax (Note 15)                   			(350,958)     		257,419

                                            	(179,650)    		(629,813)      		33,993
Utilization of tax loss carryforwards          	7,220

Income before special items and minority
interest					1,476,241   		1,612,703   		1,050,681

Special items (Note 17)                                             				(271,057)

Net income before minority interest        	1,476,241   		1,612,703     		779,624

Minority interest                              	3,133     		161,180       		3,811

Net income                              	$1,473,108		$1,451,523		$775,813

The accompanying notes are integral part of these financial statements.





                                     CORPORACIoN DURANGO, S. A. DE C. V.  AND SUBSIDIARIES
                              (formerly Grupo Industrial Durango, S.A. de C.V. and subsidiaries)

                            COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
                                      FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001

                                                        (Notes 1, 2, 3 and 4)

                               Thousands of constant Mexican Pesos restated as of December 31, 2001


                                                                                                  Retained earnings (Note 14):
                                                            Capital stock			Additional
                                                                  				Paid in     	Legal
                                          		Nominal     	Restatement		capital     	reserve


Combined balances as of January 1, 1999 		$524,883	$1,909,287		$716,824$    	94,310

Increase in capital                            		2,157         	684

Increase in legal reserve                                                         				13,516

Appropriation of 1998 net income

Cumulative translation adjustment of foreign subsidiaries

Gain on operations on own shares                                      				42,962

Recognition of the effects of inflation
in financial information

Net income

Combined balances as of December 31, 1999		$527,040		$1,909,971	$759,786	$107,826

Paid-in capital                            		1,844,847     		196,167

Appropriation of 1999 net income

Loss on operations on own shares                                     				(46,439)

Comprehensive income

Cancellation of GIDUSA shareholders equity  		(470,071)  		(1,811,451)   	(759,786)     	(98,293)

Consolidated balances as of December 31, 2000 		1,901,816     		294,687     	(46,439)      	9,533

Appropriation of 2000 net income

Effects of  reorganization                  		(489,602)  		2,713,597   	1,249,624     	169,583

Comprehensive loss

Consolidated balances as of December 31, 2001		$1,412,214		$3,008,284	$1,203,185	$179,116




							Retained earnings (Note 14):

                                                        Prior         Current    		Deficit from	Deferred
                                          	     	year        	year       		restatement 	tax income

Combined balances as of January 1, 1999 		$1,578,260	$3,339,187		($ 896,246) 	$

Increase in capital

Increase in legal reserve                                  		(13,516)

Appropriation of 1998 net income                      	3,325,671  	(3,325,671)

Cumulative translation adjustment of foreign subsidiaries

Gain on operations on own shares

Recognition of the effects of inflation
in financial information                                                                   	(1,186,143)

Net income                                                              1,004,203

Combined balances as of December 31, 1999		$4,903,931	$1,004,203		($2,082,389)

Paid-in capital

Appropriation of 1999 net income                      	352,815    	(352,815)

Loss on operations on own shares

Comprehensive income                                    		1,451,523		(517,584)	(465,906)

Cancellation of GIDUSA shareholders equity  	  	(2,254,892)    	(651,388)   		2,566,042

Consolidated balances as of December 31, 2000    	3,001,854   	1,451,523     		(33,931)    	(465,906)

Appropriation of 2000 net income                     	398,099    	(398,099)

Effects of  reorganization                     		4,622,892  	(1,053,424)  		(3,387,900)  	(2,337,152)

Comprehensive loss                                                      775,813  		(1,175,614)

Consolidated balances as of December 31, 2001		$8,022,845	$775,813		($4,597,445)	($2,803,058)



						      Cumulative
                                                      translation
                                                      adjustment    	Total        				Total
                                                      of foreign    	Majority    		Minority    	shareholders
                                         	      subsidiaries  	interest    		interest    	equity


Combined balances as of January 1, 1999 		$2,348		$7,268,853		$2,474,487	$9,743,340

Increase in capital                            				2,841         		775       	3,616

Increase in legal reserve

Appropriation of 1998 net income

Cumulative translation adjustment of foreign
subsidiaries                                           	602         	602         		427       	1,029

Gain on operations on own shares                                      	42,962      		29,978      	72,940

Recognition of the effects of inflation
in financial information                                                (1,186,143)    		(564,271)  	(1,750,414)

Net income                                                              1,004,203     		472,038   	1,476,241

Combined balances as of December 31, 1999		$2,950		$7,133,318		$2,413,434	$9,546,752

Paid-in capital                            				2,041,014               		2,041,014

Appropriation of 1999 net income

Loss on operations on own shares                                    	(46,439)     		(32,406)     	(78,845)

Comprehensive income                                    10,576     	478,609   		1,457,425   	1,936,034

Cancellation of GIDUSA shareholders equity  		2,357  		(3,477,482)  		(2,415,109)  	(5,892,591)

Consolidated balances as of December 31, 2000 		15,883   	6,129,020   		1,423,344   	7,552,364

Appropriation of 2000 net income

Effects of  reorganization              		(10,519)   	1,477,099  		(1,387,558)      89,541

Comprehensive loss                                      (18,790)    	(418,591)       	3,811    	(414,780)

Consolidated balances as of December 31, 2001		($13,426) 	$7,187,528		$39,597		$7,227,125



The accompanying notes are integral part of these financial statements.






                      CORPORACION DURANGO, S. A. DE C. V. AND SUBSIDIARIES
              (formerly Grupo Industrial Durango, S. A. de C. V. and subsidiaries)

             COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                   FOR THE YEARS ENDED  DECEMBER 31,  1999, 2000  AND 2001
                                     (Notes 1, 2, 3 and 4)

             Thousands of constant Mexican Pesos restated as of December 31, 2001


Operating activities:                           	1999        2000        2001

Net income before minority interest     		$1,476,241  $1,612,703	$779,624
Items recognized in net income not
(generating) requiring the use of resources:
Depreciation and amortization                		481,698     520,848     453,707
Amortization of negative goodwill            		(84,997)    (1,327,601) (424,979)
Deferred income tax                                      	    350,957    	(257,419)
Other                                        		107,924     92,288     	74,315

                                           		1,980,866   1,249,195   625,248
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable  		(155,139)   173,043     58,896
(Increase) decrease in inventories          		(603,886)   (63,135)    913,472
(Increase) in other assets                   		(16,063)    (12,409)    (59,468)
Increase (decrease) in other accounts payable and
accrued expenses                             		224,863     (64,038)   	(672,203)

Resources generated by operating activities		1,430,641   1,282,656   865,945

Financing activities:

Bank loans                                   		125,833     (115,258)  	2,433,027
Payment of bank loans                       		(476,759)   (145,029)  	(2,939,567)
Long-term debt, net                          		(55,656)    (10,256)	(108,862)
Paid in capital                               		3,311       2,041,013
Derivative instruments                        		18,144

Resources (used in) generated by financing  		(385,127)   1,770,470   (615,402)

Investing activities:

Additions to property, plant and equipment  		(167,809)   (1,019,780) (327,569)
Investment in subsidiaries                		(1,154,256) (2,041,013)
Decrease in minority interest                 		(6,479)                 (6,297)
Other assets                                 		(51,569)    (115,420)   (193,370)

Resources used in investing activities    		(1,380,113) (3,176,213) (527,236)

Decrease in cash and temporary investments  		(334,599)   (123,087)   (276,693)

Cash and temporary investments at the
beginning of the year					1,203,823   869,224     746,137

Cash and temporary investments at the end
of the year                             		$869,224    $746,137    $469,444

The accompanying notes are an integral part of these financial statements.




        CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
      (formerly Grupo Industrial Durango, S.A. de C.V. and
                          subsidiaries)

     NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 1999, 2000 AND 2001


   Thousands of constant Mexican Pesos restated as of December
                             31,2001


NOTE 1 - ENTITY AND NATURE OF BUSINESS:

The consolidated financial statements as of December 31, 2001 referred to herein reflect the accounts of Corporacion Durango, S.A. de C.V. ("CODUSA") and its subsidiaries, which arose from the merger of Grupo Industrial Durango, S.A. de C.V. ("GIDUSA") and its subsidiaries and Corporacion Durango, S.A. de C.V. and its subsidiaries (collectively, the "Company"). The Company is primarily engaged in the manufacturing and selling of packaging (corrugated container, molded pulp, and multi-wall sacks and bags), paper (kraft and semikraft paper and paper to be used in the manufacturing of newspaper, books and magazines) and other businesses products (plywood, particleboard and lumber) in Mexico and in the United States of America ("U.S.").

The following transactions have occurred over the last two years:

a. In March 2000, CODUSA acquired 46,892,700 Series "A" shares of
   GIDUSA in different transactions over the Bolsa Mexicana de Valores (Mexican Stock Exchange), at prices ranging between $60.39 and $62.64 Mexican Pesos per share.

b. As a result of the acquisition of Series "A" shares mentioned above CODUSA and its affiliated companies held approximately 88% of Series "A" shares of GIDUSA, with the remaining shares available in the public market. As of December 31, 2000, the Rincon family held 59% and 100% of the outstanding shares of GIDUSA and CODUSA, respectively.

c. At the General Shareholders Meeting held on October 8, 2001, the shareholders approved the merger of CODUSA into its subsidiary, GIDUSA. Although the merger was effective for financial purposes on October 8, 2001, for legal purposes, the merger was effective February 7, 2002. The merger was effected through the exchange of shares in CODUSA for shares in GIDUSA, whose name was changed on February 7, 2002 to Corporacion Durango, S.A. de C.V. As a result of the merger, the Company recorded a net increase in shareholders equity of $89,541 and issued 72,257,378 common nominative shares without par value. As of December 31, 2001, the total number of shares outstanding was 94,072,122.

d. The consolidated financial statements as of December 31, 2000 and the combined and consolidated financial statements for the years ended December 31, 1999 and 2000 for Corporacion Durango, S.A. de C.V.
   and subsidiaries (merged company), are presented for comparative purposes only, due to the comparability of the financial situation of the Company on that date with the consolidated financial statements presented as of and for the year ended December 31, 2001.


NOTE 2 - BASIS OF PRESENTATION:

a. Monetary unit

Amounts in the consolidated financial statements and footnotes thereto are stated in thousands of Mexican Pesos (except for shares and per share amounts) as are the records of the Company, in conformity with corresponding laws. In these financial statements, references to "$" are to Mexican Pesos and references to "US$" are to U.S. Dollars.

b. Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA"). Additionally, Bulletin A-8, "Supplementary Application of International Accounting Standards" states that where Mexican GAAP does not provide guidance, International Accounting Standards must be applied.

c. Basis of consolidation

All significant inter-company accounts and transactions have been eliminated in the consolidation.

The consolidation was based on the audited individual financial statements of the individual subsidiaries. The consolidated financial statements include the assets, liabilities and results of the subsidiaries in which the Company holds over 50% of common stock and exercises control over operating and financial activities.

The reportable segments and principal subsidiaries within those segments, along with their main activities are the following:

Packaging

Manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags.

Empaques de Carton Titan, S.A. de C.V. and subsidiaries
McKinley Container Company

Paper

Manufacturing and selling of kraft and semikraft paper and paper to be used in the manufacturing of newspapers, books and magazines.

Compania Papelera de Atenquique, S.A. de C.V. and subsidiaries
(formerly Compania
Industrial de Atenquique, S.A. de C.V. and subsidiaries).
Industrias Centauro, S.A. de C.V.
Grupo Pipsamex, S.A. de C.V. and subsidiaries
Durango Paper Company and subsidiaries
McKinley Paper Company
Durango International, Inc.

Other businesses

Manufacturing and selling of plywood, particleboard and lumber.

Ponderosa Industrial de Mexico, S.A. de C.V.



NOTE 3 - ACCOUNTING POLICIES:

A summary of the Company s significant accounting polices is as follows:

a. Use of estimates

   The preparation of the financial statements in conformity with Mexican GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting years. Actual results may differ from these estimates.

b. Recognition of the effects of inflation

   The Company s consolidated financial statements have been prepared in accordance with Bulletin B-10, "Effects of Inflation on Financial Information" and its amendments. Bulletin B-10 requires restatement of all financial statement items to pesos of the most current purchasing power.

   For comparative purposes, the consolidated financial statements presented herein have been restated to Mexican Pesos as of December 31, 2001, as follows:

* The financial statements as of December 31, 2000 and for the years ended December 31, 1999 and 2000 of Mexican holding companies and subsidiaries have been restated to Mexican Pesos as of December 31, 2001 by applying to the year-end balances of constant pesos as of December 31, 2000 an inflation factor of 1.044. The inflation factor is derived from the National Consumer Price
Index (NCPI), published by Banco de Mexico (the Central Bank of
Mexico).

* The financial statements as of December 31, 2000 and for the years ended December 31, 1999 and 2000 of foreign subsidiaries have been restated to Mexican Pesos as of December 31, 2001, by applying to the year-end foreign currency balances the General
Consumer Price Index ("GCPI") of the foreign country in which the subsidiary operates and by applying the exchange rate as of December 31, 2001.

    The following items are the result of the recognition of the effects of inflation on the financial information:

i. Financing cost:

   Represents the cost (result) of financing in periods of inflation, consisting of net interest costs, net exchange gains or losses and gains or losses from monetary position. Gain (loss) from monetary position represents the effects of inflation, as measured by the NCPI, on the Company s monetary assets and liabilities at the beginning of each month. If monetary liabilities exceed monetary assets, there is a gain from monetary position. Conversely, if monetary liabilities are less than monetary assets, there is a resulting loss from monetary position.

   Foreign exchange gains or losses are calculated by translating assets and liabilities denominated in foreign currencies at the exchange rates in effect at each balance sheet date and are credited or charged to income.

ii.Deficit from restatement:
   Effective January 1, 1997, the balance in the excess (deficit) from the restatement account is restated by applying the NCPI and is increased or decreased to the extent that the specific index restatement of non-monetary assets is greater, or less, than the increase attributable to inflation as measured by the NCPI.

iii.Restatement of non-monetary assets:

* Property, plant, equipment and depreciation are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin, which are restated by applying factors derived from the GCPI of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance sheet date (i.e. "Specific Index" method). Historical cost is the replacement cost as determined by independent appraisers as of December 31, 1996.

* Comprehensive integral results are capitalized on qualifying assets under construction. During 1999, 2000 and 2001, the Company did not capitalize comprehensive integral result.

* Depreciation is calculated based on the assets estimated useful lives and production capacity according to the estimates made by management.

* Inventories are valued at average cost, which does not exceed market value. The average cost approximates the last purchase price or production cost.

* Cost of sales is determined on the estimated replacement value as of the date on which sales were made.

iv.Restatement of shareholders  equity:
   The capital stock, retained earnings, additional paid-in-capital and comprehensive income accounts include the effect from restatement, determined by applying the NCPI factor from the date when capital was contributed and from the year in which the results were determined, respectively. The restatements represent the amounts required to maintain the contributions and accumulated results in constant Mexican Pesos as of December
   31, 2001.

v. Statement of changes in financial position:

   Bulletin B-12, "Statement of Changes in Financial Position" ("Bulletin B-12), addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican Pesos as of the latest balance sheet date. Bulletin B-12 identifies the generation and application of resources representing differences between beginning and ending balances of the balance sheets in constant Mexican Pesos, excluding the effect from holding non-monetary assets. Bulletin B-12 also requires that monetary position and foreign exchange gains (losses) be excluded from non-cash items in the determination of resources provided by (used in) operating activities.

c. Translation of foreign subsidiaries

   The translation of foreign subsidiaries is in accordance with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" ("Bulletin B-15"). In accordance with Bulletin B-15, the Company translates the financial statements of subsidiaries under the "foreign entity method" applying the following procedures:

* Foreign subsidiaries apply the restatement provision of Bulletin B-10 and its amendments using the GCPI, which reflects the changes in the purchasing power of the monetary unit of the country in which the subsidiary operates.
* After the financial statements of the foreign subsidiary are restated to constant purchasing power, all assets and liabilities are translated to Mexican Pesos by applying the exchange rate in effect as of the balance sheet date. Income and expenses are translated using the exchange rate as of the balance sheet date for the reporting period.

* The translation effects are recorded as part of shareholders equity in the cumulative translation adjustment of foreign subsidiaries.

d. Temporary investments

   Short-term investments consist of marketable securities with maturities of less than 3 months and are carried at market value. Unrealized gains (losses) are included in income.

e. Investment in affiliated companies

   Investments in shares of affiliated companies in which the percentage of ownership is less than 10% are recorded at cost and restated in constant Mexican Pesos with December 31, 2001 purchasing power by applying factors derived from the NCPI.

f. Property, plant and equipment

   Property, plant and equipment are recorded at their acquisition cost, and are restated by applying factors derived from the NCPI to the historical cost, except for machinery and equipment of foreign origin which are restated by applying factors derived from the GCPI of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance sheet date.

   Recurring maintenance and repair expenditures are charged to operating expense as incurred. Major overhauls to fixed assets are capitalized and amortized over the period in which benefits are expected to be received.

g. Depreciation

   Depreciation of property, plant and equipment is based upon the restated carrying value of the assets and calculated by the method of units produced, based on their useful lives and the estimated production capacity as shown below:

Years
Building					25-50
Machinery and equipment				23-40
Office equipment				5-10
Transportation equipment			1-5
Computer equipment				1-3


h. Debt issuance cost

   As of December 31, 2001, the debt issuance cost capitalized amounted $237,940 ($32,363 at December 31, 2000). Debt issuance cost is amortized over the period outstanding term of the debt on a straight-line basis, which does not materially differ from the interest method.

   For the year ended December 31, 2001, the Company wrote off expenses related to the Yankee Bond issuance with maturities in 2001 and 2003 for $13,114 and $19,707, respectively. The 2001 Yankee Bonds and $1,169,108 (US$128.3 million) of the 2003 Yankee Bonds were extinguished in 2001.

i. Goodwill and negative goodwill

   Acquired companies are recorded at their restated value; goodwill is the difference between the fair value of the net assets of the acquired company and the purchase price paid. If the purchase price paid exceeds the fair value of the net assets acquired, the excess is recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase price paid, the excess is recorded as negative goodwill. Both goodwill and negative goodwill are restated by applying factors derived from the NCPI and amortized under the straight-line method over a period not to exceed two years, which, in management s opinion approximates the period in which the acquired subsidiaries are integrated into the Company. (See Note 4).

j. Pension plans, seniority premiums and indemnities

   In accordance with Mexican Federal Labor Law, the Company s
   Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, "Labor Obligations", the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age.

   The cost of the employee retirement plans (pensions and seniority premiums), both formal and informal, is recognized as expense in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method.

   In accordance with Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, are charged to income in the year in which they become payable.

   A defined contribution pension plan has been established for the U.S. subsidiaries covering all employees who meet certain eligibility requirements. The benefits of such plan are based mainly on the employee s years of service and compensation.

k. Payments for retirements and terminations

   Payments for retirements and terminations are charged to income in the period in which they occur.

l. Derivative financial instruments

   Effective on January 1, 2001, the Company adopted the guidelines of amended Bulletin C-2, "Financial Instruments" ("Bulletin C-2"), which gives new guidelines for the recognition and disclosure of derivative financial instruments. Bulletin C-2 requires for instruments not designated as a hedge, the recognition of asset or liability derived from the difference between acquisition cost and fair value of these instruments. Subsequent mark-to-market adjustments are reflected in the statement of income. Upon adoption, the most significant effect of this new accounting bulletin was for the accounting of equity swap share ("Equity Swap") transactions, which the Company undertakes with respect to its own American Depositary Receipts as further discussed below.

   Derivative financial instruments are used by the Company primarily to manage its (i) interest rate risk and (ii) foreign exchange rate risk. Interest rate swaps are employed to achieve the Company s interest rate objectives. The interest differential to be paid or received under the related interest rate swap agreement is recognized over the life of the related contract and is included in interest expense or income. At December 31, 2000 and 2001, the Company had no open contracts.

   Additionally, the Company entered into several Equity Swap transactions with respect to its own American Depository Receipts.
   The difference between the fair value and the acquisition cost of those shares (including purchase expenses and premiums or discounts) as well as financing cost was recorded directly to shareholders equity through December 31, 2000. As a result of the adoption of Bulletin C-2, during 2001, the Company recorded $20,156 in the statement of income.

m. Revenue recognition

   Sales are recognized upon delivery of products and customer acceptance. Revenues are recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be measured reliably.

n. Income tax and employees  statutory profit sharing

   The Company recognizes deferred income tax through the comprehensive asset and liability method, which consists in determining said tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities at the date of the financial statements. Beginning on January 1, 2000, the Company adopted the guidelines of amended
   Bulletin D-4, "Accounting Treatment of Income Tax, Tax on Assets and Employees Statutory Profit Sharing." The accrued effect of this accounting change, effective January 1, 2000, originated a net increase in the deferred tax liability in the amount of ($465,906) and a reduction of shareholders equity of the same amount. Employees statutory profit sharing is determined at a 10% rate on the taxable income of the companies, adjusted accordingly to the provisions of the Mexican income tax law.

o. Foreign currency transactions

   Transactions denominated in foreign currency are recorded in Mexican Pesos at the exchange rate in effect at the date they are consummated. Assets and liabilities receivable and payable in foreign currency are translated into Mexican Pesos at the exchange rate in effect as of the balance sheet date. Exchange differences resulting from such translations are recognized in income for the year.

p. Long-lived assets

   The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

q. Segment reporting

   In August 1997, the International Accounting Standards Committee issued revised IAS No. 14, "Segment Reporting" ("IAS 14"), which is applicable to Mexican companies under Bulletin A-8. IAS 14, which is effective for years beginning after June 30, 1998, requires that companies look to their internal organizational structure and internal reporting system for the purpose of identifying segments. (See Note
   16).

r. Comprehensive income

   As of January 1, 2001, Bulletin B-4, "Comprehensive Income", entered into effect. This bulletin requires that the various components of shareholders equity resulting from non-owner transactions be shown in the statement of changes in shareholders equity under the item of comprehensive income. Therefore, in order for the various items within the statement of changes in shareholders equity to be comparable, said statement was restructured for prior years.


NOTE 4 - ACQUISITIONS:

a. In December 1999, the Company acquired Gilman Paper Company and affiliated companies, its converting plants and the assets of St. Mary s Railroad LLC (now known as Durango Paper Company). The acquisition totaled $1,154.2 million (US$119.9 million) and the negative goodwill amounted to $1,529,810 (US$158.9 million). This acquisition was financed with bank loans for an amount of $818.2 million (US$85.0 million) and a note payable to the seller for $235.8 million (US$24.5 million) and $100.2 million (US$10.4 million) was paid in cash. The amortization of negative goodwill for the years ended December 31, 1999, 2000 and 2001 was $84,997 and $1,019,948 and
   $424,979, respectively.

   On August 1, 2000, the Company reached a favorable purchase price adjustment settlement with the seller for US$6 million ($56.3 million). The Company received US$3 million ($28.2 million) in cash and a reduction to its note to the seller of US$3 million ($28.2 million).

b. In March 2000, the Company acquired from the Rincon family its 59% ownership interest in GIDUSA resulting in negative goodwill in the amount of $307,653, which was amortized fully in 2000.


NOTE 5 - FOREIGN CURRENCY POSITION:

As of December 31, the Mexican Peso to the U.S. Dollar, French Franc and Danish Kroner exchange rate was as follows:

				U.S.	      	French   	Danish
				Dollars		Francs		Kroners

		2000		9.6098		6.9535		7.9158
		2001		9.1695		7.2808		8.2720



As of December 31, 2000 and 2001 the Company had the following foreign currency monetary assets and liabilities:


					As of December 31, 2000
				U.S.		French		Danish
				Dollars		Francs		Kroners
		              			(thousands)


Assets	 			US$ 105,637	 FF		DK

Current liabilities		236,103		10,985	     	866
Long-term liabilities		694,397	 	9,793	 	805

                 		930,500	 	20,778	 	1,671

Net monetary position		(US$824,863)    (FF 20,778)	(DK 1,671)


					As of December 31, 2001

				U.S.		French		Danish
				Dollars		Francs		Kroners
		              			(thousands)


Assets				US$ 90,007	FF		DK

Current liabilities		168,683		8,014		395
Long-term liabilities		737,960		12,687

				906,643		20,701	     	395

Net monetary position		(US$ 816,636)	(FF 20,701)	(DK 395)


The Company s foreign currency transactions were as follows:

						Year ended December 31

				   1999		     2000		2001
						  (thousands)

Sales			 	US$236,866	US$558,867      	US$433,802
Interest income			1,096		3,145		    	2,558
Purchase of fixed
assets and inventories		(236,503)	(581,333)      		(456,771)
Interest expense		(76,722)        (95,333)	     	(111,876)
Other	 	           	(4,328)	     	(11,753)	     	(17,831)

				(US$ 79,591)     (US$126,407)     	(US$150,118)



Additionally, as of December 31, 2000 and 2001, the Company had non-monetary assets of foreign origin, amounting to US$925 million and US$1,072 million, respectively.


NOTE 6 - ACCOUNTS RECEIVABLE:

Accounts receivable consist of the following:

                                          	  		 December 31,

							2000		2001

Trade							$2,012,261	$2,055,659
Other							188,654		153,955
							2,200,915	2,209,614
Less - Allowance for doubtful accounts	127,903		134,801

							$2,073,012	$2,074,813


NOTE 7 - INVENTORIES:

Inventories consist of the following:

	                                             		December 31,

							2000		2001

Finished products					$607,935	$225,120
Work in process						55,092		32,584
Raw materials						558,630		415,579
Direct material and spare parts				394,439		404,339
Molds and dies, net					49,524		65,407
Merchandise in transit					513,282		173,244
Advanced payment to suppliers				84,426		71,227
Other							41,533		7,471

      							2,304,861	1,394,971
Less - Allowance for obsolescence	      		41,051		44,633

						      	$2,263,810	$1,350,338


NOTE 8 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following:

 	                                       			December 31,

							2000		2001

Land							$1,049,861	$1,068,325
Buildings						3,740,150	3,976,575
Machinery and equipment					23,515,633	22,205,699
Transportation equipment,
data-processing equipment,
furniture and other					1,692,483	1,787,723
Construction in progress				474,756		344,580

							30,472,883	29,382,902
Less - Accumulated depreciation				14,231,942	14,134,970

							$16,240,941	$15,247,932


Depreciation expense for the years ended December 31, 1999, 2000 and 2001 was $464,441, $507,414 and $423,092, respectively.


NOTE 9 - OTHER ASSETS:

Other assets consist of the following:

							      December 31,

							2000		2001

Investment in shares of affiliated companies		$32,545		$38,479
Intangible pension assets - labor obligation
Mexican subsidiaries					151,095		78,966
Debt issuance costs					93,255      	270,706
Prepaid pension cost - foreign subsidiaries		102,503		29,177
Other							131,803		82,024

							$511,201	$499,352

Total amortization expense was $42,871, $38,234 and $85,592 for 1999, 2000 and 2001, respectively. Total amortization expense includes amortization of debt issuance cost totaling $25,614, $24,800 and $54,977 for 1999, 2000 and 2001, respectively.


NOTE 10 - BANK LOANS:

a. Short-term bank loans as of December 31, were comprised of:

							       December 31,

							2000		2001

Bank loan with The Chase Manhattan Bank
for US$50 million,payable in five
semiannual installments beginning
December 2000; bearing interest at LIBOR
plus 1.50% payable semiannually.
Outstanding amount as of December 31,
2001,was US$20 million							$183,390

Eurocommercial Paper for US$5 million,
maturing in May 2002,bearing interest
at 8.9% annual							 	45,848

Bank loan for US$12 million, with
California Commerce Bank payable in a
lump sum and maturing in January 5,
2001, bearing interest at LIBOR plus
1.65% annual		 				$120,392

Bank loan for US$3 million, with
California Commerce Bank payable in a
lump sum and maturing on March 5, 2001;
bearing interest at LIBOR plus 1.65%
annual		   					27,934

Bank loan for US$3 million, with
Bancomext, S.N.C. payable in a lump sum
and maturing on April 25, 2001, bearing
interest at LIBOR plus 3.52% annual			30,097

Bank loan for US$35 million, with Bank
of America payable in a lump sum and
maturing on January 31, 2001, bearing
interest at LIBOR plus 3%				325,907

Bank loan for US$3.1 million, with Mifel
payable in a lump sum and maturing on
May 30, 2001, bearing interest at LIBOR
plus 4.8926%.  Outstanding amount as of
December 31, 2001, was US$0.8 million			31,363		7,291

Bank loan for US$35 million, with Bank
of America payable in a lump sum on
January 2004; bearing interest at LIBOR
plus 3.0%. Outstanding amount as of
December 31, 2001, 2001, was US$17.4
million						    			159,785

Bank loan for US$15 million, with Bank
of America payable in a lump sum
maturing in January 2004; bearing
interest at LIBOR plus 3.5%.
Outstanding amount as of December 31,
2001, was US$6.2 million						57,306

Other short-term loan debt	 			6,722		8,132

	 						$542,415	$461,752

b. Long-term debt as of December 31, was comprised of:

Bonds registered with the Securities and
Exchange Commission ("Yankee Bonds"),
with Chase Manhattan Bank acting as a
trustee, for US$150 million, payable in
a lump sum and maturing on July 15,
2001; bearing interest at a fixed rate
(12% annual rate)payable semiannually			$1,504,894

Yankee Bonds for US$250 million, and the
Bank of New York acting as trustee
payable in a lump sum and maturing on
August 1, 2003; bearing interest at a
fixed rate (12.625% annual rate) payable
semiannually. As of December 31, 2001 the
outstanding amount was US$121.7 million			2,508,158	$1,116,020

Senior Notes for US$301.7 million with
The Chase Manhattan Bank acting as
trustee payable in a lump sum and
maturing on August 1, 2006; bearing
interest at a fixed rate (13.125% annual
rate) payable semiannually					     	2,766,832

Senior Notes for US$10.4 million, and The
Chase Manhattan Bank, acting as a trustee
payable in a lump sum maturing on August
1,2008; bearing interest at fixed rate
(13.5%, annual rate) payable semiannually				95,024

Bank loan with the Chase Manhattan Bank,
for US$50 million, payable in five
semiannual installments beginning on
December 5, 2000; bearing interest at
LIBOR plus 1.50% payable semiannually.
Outstanding amount as of December 31,
2000, was US$40 million					401,305

Bank loan for US$22 million, with Banamex
bearing interest at 10.20% payable
semiannually 						220,717

Bank loan with California Commerce Bank
for US$11.7 million, maturing in January
2003; bearing interest at LIBOR
plus 2.75%								107,100

Bank loan for US$35 million, with Bank
of America payable in a lump sum on
January 2004; bearing interest at LIBOR
plus 3.0%. 						325,907

Bank loan for US$15 million, with Bank of
America payable in a lump sum maturing in
January 2004 bearing interest at LIBOR
plus 3.5%.						139,674

Financial lease agreement for the
acquisition of machinery for US$1.5
million, with Bank of America maturing
in February 2005; bearing interest at
LIBOR plus 3.5%. Outstanding amount
as of December 31, 2001, was US$1.2
million			     				15,234		11,293

Financial lease agreement for the
acquisition of machinery for US$5.6
million with Bankamerica, maturing
in February 2005 and August, 2007;
bearing interest at LIBOR plus 3.5%.
During 2001 the Company increased the
financial lease by US$17.3 million.
Outstanding amount as of December 2001,
was US$22.9 million.  (1)    				56,226		210,208

Financial lease agreement for the
acquisition of machinery for US$1.5
million with GE Capital Leasing maturing
in May 2002; bearing interest at LIBOR
plus 3.25%.  (1)					14,720

Financial lease agreement for the
acquisition of machinery for US$6.9
million with GE Capital Leasing maturing
in October 2008; bearing interest at
LIBOR plus 3.25%.  (1)							63,432

Bank loan for the acquisition of
machinery for US$9 million ($9.5 million
Euros) with Commerze Bank, maturing in
January 2010; bearing interest at
Eurolibor plus 1.15%							82,922
Bank loan for US$72 million, with
Banamex payable in a lump sum maturing
in May 2005; bearing interest at LIBOR
plus 1.95%						722,348

(1) The leased machinery has been pledged as collateral.

Bank loan for US$94 million, with Banamex
bearing interest at LIBOR plus 2.80%
payable semiannual, maturing in June 2005				861,934

Bank loan for US$80 million, with
Bancomext, S.N.C. payable in 14
semiannual installments beginning July
2002; bearing interest at LIBOR plus
6.0%, collaterized with machinery and
equipment.						802,610		733,559

Bank loan for US$15 million, with
California Commerce Bank maturing in
May 2004; bearing interest LIBOR plus
3.25%									137,543

Subordinated promissory note, for
US$24.5 million, to HG Estate maturing
on December 17, 2004. The interest rate
is 10% payable semiannually. Outstanding
amount as of December 31, 2001, was
US$30.2 million						228,135		276,758

Notes payable for US$18.1 million to HG
Estate maturing from April, 2003 and
December 2002, US$12.1 million bearing
interest at 10.0% and US$6.1 million
bearing interest at 12.5%				168,541		165,968

Bank loan for US$15.4 million, with
Bancomext, S.N.C. payable in 14
semiannually installments maturating on
September 2009; bearing interest at
LIBOR plus 6%			 			154,503		141,211

Other long-term debt					70,598		137,889

						     	7,333,570   	6,907,693

Current portion of long-term debt			243,060		100,074

						    	$7,090,510  	$6,807,619


As of December 31, 2001, the maturities of the long-term debt were as follows:

	Year ended
	December 31						Amount

	2003							$1,770,436
	2004					 		793,554
	2005					 		760,636
	2006 and thereafter			 		3,482,993
								$6,807,619

   The Yankee Bonds, bank loans and financial lease agreements contain covenants, obligations and restrictions with which the Company and/or its subsidiaries must comply, mainly in respect of contracting other credit lines, payment of dividends and decrease in capital stock, restrictions in transactions with related parties and the maintenance of certain financial ratios. As of December 31, 2001, the Company and its subsidiaries were in compliance with their financial covenants.

c. The Company has a Euro Commercial Paper Program of US$100 million, of which, as of December 31, 2001, US$5 million had been utilized.

d. The following is an analysis of the leased property:

                                           		 As of December 31,

						2000			2001

Machinery and equipment				$272,052		$382,690
Less: Accumulated depreciation			(40,648)		(23,200)
Present value of minimum lease payment		$231,404		$359,490

   As of December 31, 2001, the future minimum lease payments and the present value of the future minimum lease payments were as follows:

	Year ended
	December 31						Amount

	2002							$58,029
	2003							50,344
	2004							55,059
	2005							47,088
	2006 and thereafter					123,783
								334,303
	Less - Amount representing interest			49,370

	Present value of minimum lease payment	$284,933



NOTE 11 - FINANCIAL INSTRUMENTS AND DERIVATIVE
FINANCIAL TRANSACTIONS:

a. The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

   As of December 31, 2000 and 2001, the carrying amount of cash and temporary investments, accounts receivable, trade accounts payable and accrued liabilities and other accounts payable approximate their fair value because of their short maturity. The net carrying value of accounts receivable represents the cash flow expected to be received by the Company.

   As of December 31, 2000 and 2001, the carrying amount of short-term debt approximates its fair value due to the variable rate used in such instruments and its short-maturity term.

   As of December 31, the estimated fair values of the Company s long-term debt are as follows:

				        2000			  	2001

				Carrying			Carrying
				amount		Fair value	amount		Fair value

Yankee Bonds (1)		$4,013,052	$3,921,671	$3,977,876	$3,712,353

Variable debt (2):
Libor plus 1.5% notes		401,305		373,487
Libor plus 1.65% notes		381,239 	380,186
Libor plus 1.90% notes		300,979		300,840
Libor plus 2.00% notes		40,130		40,149
Libor plus 3.0% notes		325,907		385,325
Libor plus 3.5% notes		139,674		165,139
Libor plus 5.0% notes		154,503		182,665
Libor plus 6.0% notes		802,610		751,796		733,559		839,852
Financial lease
agreements bearing
interest LIBOR
plus 2.5% and 3.5%		86,180		86,180		284,933		284,933
Libor plus 6.0% notes						141,211		141,211
Libor plus 3.0% and
3.5% notes							137,543		137,543
Libor plus 2.8% notes						861,934		861,934
Libor plus 2.75% notes						107,100		107,100
Eurolibor plus 1.15%
notes								82,922		82,922
Subordinated promissory
note bearing interest
at 10%				228,135		228,141		276,758		276,758

Other notes bearing
interest at 10% to 12%		168,541		168,545		165,968		165,968
Bank loan bearing
interest at 10.15%		220,717		220,717
Other debt			70,598		72,831		137,889		137,889

			     	$7,333,570	$7,277,672	$6,907,693	$6,748,463



(1)	The fair value of the Yankee Bonds is estimated based on quoted market prices.

(2)	Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of the existing debt.

b. As of December 31, the estimated fair value of the Company s financial derivatives is as follows:

				2000				2001

			Carrying	Fair		Carrying	Fair
			amount		value		amount	value

(1) Equity Swap		$66,268		$66,268		$68,266		$68,266


(1) The Company entered into several equity swaps with respect to its American Depositary Receipts ("ADRs"). The carrying value of these contracts is as follows:

							       	December 31,

							2000		2001

Loss from valuation of financial instruments		($67,121)	($67,374)
- Financial cost for period				(10,672)	(10,576)
- Financial cost from prior periods			(27,624)	(37,499)
- Accumulated financial cost paid 	 	 	39,149		47,183

							($66,268)	($68,266)


  Balances of ($66,268) as of December 31, 2000 and of ($68,266) as of December 31, 2001 were recorded in other long-term liabilities, with a corresponding adjustment to shareholders equity.

  The fair value of the equity swap is estimated based on its quoted market price.

  Concentration of credit risk

  The financial instruments which potentially are subject to a concentration of credit risk are principally cash and temporary investments and trade accounts receivable. The Company deposits and invests its excess cash in recognized financial institutions. The concentration of the credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company s customer base and their dispersion across different locations in Mexico and the U.S. There were no customers exceeding 10% of net sales for any of the periods presented.



NOTE 12 - PENSION PLANS AND SENIORITY PREMIUMS:

a. The valuation of labor obligations for retirement pensions and seniority premiums covers all Mexican employees. The principal financial data related to these obligations is as follows:

						December 31,

					2000			2001


Current benefit obligation		$228,194		$167,646
Plan assets				(402)

Net current liability			$227,792		$167,646

Projected benefit obligation		$297,720		$200,521
Unamortized transition asset		(189,495)		(92,533)
Unamortized differences in
assumptions and experience
adjustment				(52,303)		(21,207)
Plan assets				(402)

Projected net liability			55,520			86,781
Additional minimum liability		172,272			80,865

Labor obligations			$227,792		$167,646

Intangible pension asset-labor
obligation				151,095			78,966

Amortization period (years):
Transition asset			18.5			18.5
Experience adjustment			24			24

The net cost for the year consisted of the following:

								December 31,

						1999		2000		2001

Service cost					$15,470		$14,753		$8,960
Amortization of prior service cost		18,909		17,636		8,344
Financial cost for the year			15,984		13,930		9,470

						$50,363		$46,319		$26,774



  Prior service costs (transition liability), plan amendment costs and actuarial losses are recorded through charges to income using straight-line method over the average remaining service life over which employees are expected to receive the benefits.

  During 2001, due to labor contract terminations of the subsidiaries Compania Papelera de Atenquique, S.A. de C.V. and Ponderosa
  Industrial de Mexico, S.A. de C.V., cash severance payments were made amounting to $162,695.

  The following actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans and seniority premiums (excluding inflation effects):

				        	December 31,

				  1999		2000		2001

  Discount rate		 	  5%		5%		5%
  Salary increase rate	  	  2%		2%		2%



b. The subsidiaries in the U.S. have established the following employee benefits: a 401 (k) retirement savings plan, money purchase and defined benefit plans, health insurance plan, disability plan, and life insurance plan. For the years ended December 31, 1999, 2000 and 2001, total expenses related to these plans were $1,449 (US$158), $90,218
  (US$9,839) and $99,507 (US$10,852), respectively.

   The principal financial data and significant assumptions related to the defined benefit obligation plans related to foreign subsidiaries are as follows:

	                                	December 31,

	                           	2000		2001

Projected benefit obligation		$433,402 	$567,965
Plan assets		      		(456,211)	(395,583)
Unrecognized net loss		      	(47,683)	(118,796)
Unrecognized prior service cost		(32,011)	(29,177)
Additional minimum liability	 		     	29,177

Net labor (asset) liability		($ 102,503)	$53,586




  The net cost for the year consisted of the following:

Service cost		 		$7,774 		$7,348
Interest cost	   			30,725 		30,987
Amortization of
unrecognized prior service cost		2,373 		2,459
					$40,871 	$40,794

  The expected return on plan assets was $45,176 and $39,234 for the years ended December 31, 2000 and 2001, respectively.

  The actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans of foreign subsidiaries are as follows:

<caption>						      December 31,

							2000		2001

Expected long-term rate of return of plan assets	9.00%		9.00%
Weighted average discount rate for year end funded
 status of all benefits costs 				7.25%		7.25%



NOTE 13 - CONTINGENCIES AND COMMITMENTS:

The Company has the following contingencies and commitments:

I. Contingencies:

a. The Company is contingently liable for indemnities payable to employees in case of dismissal under certain circumstances as provided by the Mexican Federal Labor Law. As of December 31, 2001, no obligations were recognized in the financial statements.

b. The Company may be subject to a contingent liability for additional taxes resulting from reviews of the tax returns filed by the Company should its interpretation criteria differ from that of the Mexican tax authorities.

c. The Company has initiated an injunction against the Mexican tax authorities regarding the methodology used to determine its employees statutory profit sharing. Management does not believe that any liabilities relating to this injunction are likely to have a material adverse effect on the Company s consolidated financial condition or result of operations.

II. Commitments:

a. As of December 31, 2001, the Mexican subsidiaries lease certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $36,981, $58,164 and $70,793 for the years ended December 1999, 2000 and 2001, respectively.

   As of December 31, 2001 estimated future minimum lease payments under noncancelable operating leases were as follows:

	2002				$36,435
	2003				20,702
	2004				16,189
	2005				12,796
	2006				9,800
	2007 and thereafter		39,124

	Total				$135,046


b. As of December 31, 2001 the U.S. subsidiaries lease certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $12,850, $25,988 and $23,340 for the years ended December 1999, 2000 and 2001, respectively.

   As of December 31, 2001 estimated future minimum lease payments under noncancelable operating leases were as follows:

2002				$18,679
2003				16,220
2004				13,314
2005				19,568
2006				6,987
2007 and thereafter		48,479

Total				$123,247


c. Pursuant to the Durango Paper Company Purchase Agreement (the
   "Purchase Agreement"), which was executed in conjunction with the acquisition of the Gilman Paper Company (See Note 4), liabilities with respect to environmental matters arising prior to the closing date are the responsibility of the seller, except for the first US$1.6 million of indemnified onsite location environmental losses (as defined) and except for the commitment related to the cluster rules (U.S. environmental standards that are to be complied with by the Company), which originally amounted to approximately US$32 million of which the seller paid US$10.1 million prior to December 17, 1999 (closing date). The remaining amount of the commitment is guaranteed by Durango Paper Company, with the seller providing financing in the amount of US$18.4 million, to be repaid US$12.7 million in 2002 and the balance in 2003, and an additional US$3.9 million to be financed by suppliers.

d. The Company has entered into a three-year commitment beginning on June 1, 2001 (automatically renewable for a period of three years unless terminated by either party to the agreement) to obtain a minimum amount of wood chips at specified prices directly from specific sawmills (the "Supply Agreement"). Pursuant to the Supply Agreement, the minimum amounts and prices have been established for the year ended December 31, 2001 as follows: approximately 494,000 standard short tons at a price defined in the Supply Agreement and to be shipped at the rate of approximately 9,500 tons per week. Minimum volumes are subject to annual adjustment effective January 1 each year and prices semi-annually effective January 1 and July 1, based on market prices in the relevant market area. The commitment for 2002 has not yet been determined.

e. The Company entered into two contracts: one for the acquisition of sludge pressing services and another for steam services. The steam services commitment is to purchase approximately 72 million pounds of steam on a monthly basis at a price of US$1.78 per thousand pounds (approximately US$1.5 million per year). The sludge pressing services commitment is to purchase approximately 180,000 tons of sludge pressing services per year at a price of US$18.00 per ton (approximately US$3.2 million per year). These commitments expire in the year 2012.

f. In April 2001, the subsidiary company Durango Georgia Converting
   LLC ("DGC") sold the assets of its "Sky" division to TST Impreso Inc. ("TST"). TST paid the amount of US$11.6 million, subject to a purchase price adjustment. As a part of this transaction, DGC and TST entered into a five year agreement, under which DGC or its affiliated companies will supply paper and boxes to TST.

g. In June 2001, DGC sold the assets of its "Eastman" division to Stone Corporation ("SC"). SC paid the amount of US$15.6 millions, subject to a purchase price adjustment. As a part of this transaction, DGC and SC entered into a three year agreement, under which DGC will supply paper to SC.

h. At December 31, 2001, a subsidiary of the Company holds the rights to 4 wells with permit numbers: 3.6.2.2.1.-IAS, 2/75,3/75 and 4/75 which can be revoked if the following are not complied with:

I. The Holder of Rights is prohibited from taxing or transferring such rights to foreign governments or permitting their participation in such rights, or modifying the conditions of such benefit.

II.The Holder of Rights must not use or exploit the water other than in the manner stated in the Title of Rights.

III.The Holder of Rights must not consume water above established volumes, even if the Holder of Rights has been penalized.

IV.The Holder of Rights must avoid failure of one or more of the conditions established in the Title of Rights.

V. Regardless any violation to the above, the Grantor of Rights is subject to the dispositions established in the Fifth Title of the Mexican Federal Water Regulation.

VI.The Holder of Rights is under the understanding that at the end of such right or when it expires, is revoked or invalidated, any constructed or added fixtures destined directly or permanently for the use or exploitation of the water, as well as any studies, maps and projects, will become property of the Grantor of Rights, without any compensation whatsoever.

VII.The term of this Title of Rights will be in effect for 50 years starting on February 12, 1975.

i. On March 22, 2002, Durango Georgia Paper Company, entered into agreements with Sweetheart Cup Company Inc. and The Fonda
   Group, Inc. to supply up to 100,000 tons of paper per year over each of the next five years. Under the paper supply agreements, Sweetheart and Fonda will pay market price for the type, grade, weight and thickness of the board ordered by them, subject to certain rebates which will be applied as a credit against future purchases.

NOTE 14 - RETAINED EARNINGS:

a. In Mexico, income for the year is subject to legal requirements which provide that 5% of income for each year be allocated to increasing the legal reserve, until this reserve reaches the equivalent of one-fifth of the amount of paid-in capital stock.

b. Dividend tax regime:

   Dividends paid will be free of income tax if paid out of the Net Taxable Income Account ("CUFIN"). A 35% rate will be paid on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by a factor of 1.5385. The applicable tax will be payable by the Company, and it may be credited against income tax that the Company is subject to in the following three fiscal years. Dividends paid will not be subject to any tax withholding.

c. Under Mexican corporate law, the Company is not permitted to declare or pay dividends if the dividends from its subsidiaries are not received first. Additionally, neither the Company nor its subsidiaries is permitted to declare or pay dividends as a result of the negative covenants established in the debt instruments placed in the Mexican and international markets.

NOTE 15 - PROVISION FOR INCOME AND ASSET TAXES:

The income tax ("ISR") provision at December 31, is comprised as follows.

			1999			2000			2001

ISR current		($173,592)		($271,668)		($218,960)
ISR deferred					(350,958)		257,419


	 		$173,592		($622,626)	 	$38,459

As of December 31, 2000 and 2001, the main components of the deferred income tax are as follows:

						2000			2001

Inventories					$906,561		($52,286)
Property, plant and equipment, net		12,038,810		11,367,773
Liability provisions				(881,016)		(444,325)
Tax loss carryforwards	 			(2,657,715)	 	(2,055,954)
Deferred assets	 				266,997	 		358,876

	 					9,673,637	 	9,174,084

Income tax rates	 			35%	 		35%

Deferred income tax 				3,385,773	 	3,210,929

Recoverable tax on assets	 		294,387	 		368,238

Income tax payable	 			$3,091,386	 	$2,842,691

Of the deferred income tax recorded as of December 31, 2001, $20,858 was recorded directly to the restatement of non-monetary assets within shareholders equity as it resulted from temporary differences generated by non-monetary items, principally inventories and property, plant and equipment.

As of December 31, 2001, the Company had tax loss carryforwards in the approximate amount of $1,954,456, which are subject to an additional NCPI restatement and may reduce future years taxable income for income tax purposes as shown below:

	Year of
	expiration			Amount

	2004				$230,063
	2005				618,772
	2006				215,701
	2007				154,176
	2008				126,253
	2009 and thereafter		609,491
					$1,954,456


As of December 31, 2001, the foreign subsidiaries tax loss carryforwards amounted to $101,498 and expire in 2003 and 2004.

Asset tax is calculated at a rate of 1.8% on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such years. As of December 31, 2001, the asset tax carryforwards totaled $368,238.

The reconciliation between the statutory and effective income tax rate is shown below:

								December 31,

								2000		2001

									 %
Nominal income tax rate						35.0		35.0
Purchases							(4.2)		23.0
Depreciation							0.4		0.0
Net effect of the comprehensive financing cost		        0.9		(1.4)
Reserves							0.7		(0.4)
Non deductible expenses						0.8		1.3
Goodwill							(21.9)		(19.9)
Tax loss carryforwards						(2.8)		(26.0)
Loss in fixed assets sold					2.8		11.8
Other								0.0		6.0
Effective income tax rate					11.7		29.4



As a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate (35%) will be reduced annually to a nominal rate of 32% in 2005. Consequently, the effect of this gradual decrease in the income tax rate is estimated to reduce the deferred income tax liabilities by approximately $241,983 in 2002.

The Company is authorized by the Ministry of Finance and Public Credit to file income tax returns on a consolidated basis with some of its Mexican subsidiaries. Effective January 1, 1999, as a result of a change in the income tax law, consolidated taxable income or loss methodology have changed, the most significant modifications are the following:

* Recognizing the proportional taxable income or loss of subsidiaries to the extent of taking the ownership percentage of the holding company in the subsidiaries and multiplying the amount by a factor of 0.60. Controlled companies with prior years tax loss carryforwards shall be considered at the total percentage of direct or indirect equity participation share.

* Eliminating the concept of effective control of subsidiaries.
Companies in which a direct or indirect equity interest of less than 50% is held should not be included in the consolidated tax return.

* The tax losses of the Company and its subsidiaries, which originated individually, and which cannot be offset under the tax terms in effect, must be added to income or deducted from the consolidated tax loss in the year in which the rights expire.

NOTE 16 - FINANCIAL INFORMATION BY BUSINESS SEGMENTS:

Reportable segments are those that are based on the Company s method of internal reporting.

The Company is managed on a product basis and its reportable segments are as follows:

Packaging -

Manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags.

Paper -

Manufacturing and selling of kraft and semikraft paper and paper to be used in the manufacturing of newspapers, books and magazines.

Other business -

Manufacturing and selling of plywood, particleboard and lumber.

Prices between segments are based on market prices. Management evaluates each business segment according to its operating results.

For the years ended December 31, 1999, 2000 and 2001, the financial information by business segments is as follows.


                                			     Operating
                                			   income (loss)
                                                               before
                                                       	   depreciation	  Depreciation
               Sales to		Inter-           		and            and     	  Operating
            third parties    segment sales  Total Sales	   amortization   amortization	income (loss)

1999

Packaging      $4,265,113        $59,058   $4,324,171       $781,365        $111,270          $670,095
Paper           3,421,788      4,236,194    7,657,982        958,538         333,388           625,150
Others            652,309         60,186      712,495        141,180          37,040           104,140
Eliminations                  (4,355,438)  (4,355,438)

               $8,339,210     $            $8,339,210     $1,881,083        $481,698        $1,399,385

2000

Packaging      $5,494,724        $87,014   $5,581,738       $822,287        $112,106          $710,181
Paper           5,754,281      4,619,207   10,373,488        985,910         376,593           609,317
Other             525,862         54,677      580,539         78,762          32,149            46,613
Eliminations  		      (4,760,898)  (4,760,898)

              $11,774,867     $           $11,774,867     $1,886,959        $520,848        $1,366,111

2001

Packaging      $4,317,787       $84,359    $4,402,146       $636,401        $103,011          $533,390
Paper           5,092,933     3,651,914     8,744,847        746,102         334,980           411,122
Other             220,896        41,945       262,841         54,151          15,716            38,435
Eliminations                 (3,778,218)   (3,778,218)

               $9,631,616     $            $9,631,616     $1,436,654        $453,707          $982,947


As of December 31, segment information related to assets, liabilities and additions to property, plant, and equipment is as follows:

								Additions
								to property,
						Segment		plant and
			Segment assets		liabilities 	equipment

1999

Packaging		$19,620,602		$10,510,893	$90,099
Paper			27,743,509		8,148,562	79,455
Other			1,266,956		326,121		14,302
Eliminations		(26,771,281)		(6,672,542)

	 		$21,859,786		$12,313,034	$183,856

2000

Packaging	 	$17,317,189		$11,768,722	$198,383
Paper			31,004,288		11,574,152	867,325
Other			1,624,089		1,034,910	9,148
Eliminations		(28,056,571)		(10,041,155)

	 		$21,888,995		$14,336,629	$1,074,856

2001

Packaging	 	$20,519,620		$11,853,303	$389,586
Paper			20,622,332		7,867,003	295,860
Other			1,552,274		976,347		138,977
Eliminations		(22,999,682)		(8,229,234)

	 		$19,694,544		$12,467,419	$824,423



Geographical segment information is as follows:

								Segment
								fixed
					Net sales		Assets
1999

Mexico	 				$10,965,261		$12,748,365
United States				1,729,387		3,332,589
Eliminations	 			(4,355,438)

	 				$8,339,210		$16,080,954
2000
Mexico	 				$11,505,608		$12,648,952
United States				5,030,157		3,591,989
Eliminations				(4,760,898)

	 				$11,774,867		$16,240,941
2001
Mexico	 				$9,850,389		$11,818,925
United States				3,559,445		3,429,007
Eliminations				(3,778,218)

	 				$9,631,616		$15,247,932

The last financial information shown is useful in the making of decisions by the Company s management.

NOTE 17 - SPECIAL ITEMS:


As of December 31, 2001, special items are as follows:

Severance Compania Papelera de Atenquique,
S. A. de C. V. (1)	 				$147,416
Severance Ponderosa Industrial de Mexico,
S. A. de C. V.(Plywood plant) (1)			10,451
Net loss on sale of fixed assets
(Sky and Eastman) (2)	 				113,190

Total extraordinary items	 			$271,057

(1) Early in 2001, the Company entered into negotiations with its unions, with the objective of canceling labor contracts still in effect after approximately 50 years regarding Compania Papelera de
Atenquique, S.A. de C.V. and Ponderosa Industrial de Mexico,
S.A. de C.V. After a few months of negotiations it was determined to reduce the number of workers and to terminate such contracts.

(2) In April and May 2001, certain non-strategic assets (the Sky and Eastman divisions) of Durango Georgia Paper Company (a subsidiary of DPC) were sold, generating a loss as the book value under Mexican GAAP was higher than the price for which they were sold; no cash disbursement was made by the Company.

NOTE 18 - NEW ACCOUNTING STANDARDS:

In November 2001, the MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments"
("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9
establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments.
Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of
extinguishments, restructurings or conversion to equity.   In addition, in
the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and
are not required to be disclosed.   Bulletin C-9 requires disclosure of
committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the Company s immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January
1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In addition, in December 2001, the MIPA issued Bulletin C-8, "Intangible Assets" ("Bulletin C-8"), which defines intangible assets as costs incurred and rights or privileges acquired that will generate a future economic benefit. Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that goodwill and intangible assets, including previously existing goodwill and intangible assets, with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

NOTE 19 - SUBSEQUENT EVENTS:

a. With the objective of optimizing financing and operating resources, the management of the Company decided to merge some of its subsidiaries as follows:

   1. On April 25, 2002, the merger of MCC II Inc. with and into
   McKinley Container Company was authorized with the latter as the surviving entity.

   2. On April 25, 2002, the merger of McKinley Container L.P. with and into McKinley Container Company was authorized with the latter as the surviving entity.

   3. On April 25, 2002, the merger of McKinley Container Company with and into Durango McKinley Paper Company was authorized with the latter as the surviving entity.

   4. On April 26, 2002, the merger of Durango Georgia Sales Company with and into Durango McKinley Paper Company was authorized with the latter as the surviving entity.

b. On April 17, 2002, Durango Paper Company sold real estate on which a landfill is located for US$6.5 million.



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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  May 8, 2002		  	By:  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer